Mail Stop 6010

November 16, 2006

Mr. W. Kirk Patterson
Senior Vice President and Chief Financial Officer
Staktek Holdings, Inc.
8900 Shoal Creek Blvd.
Austin, TX 78757

        RE: **Staktek Holdings, Inc.**
                        Form 10-K for the year ended December 31, 2005
                        File No.   0-50553

Dear Mr. Patterson:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Martin F. James
                                    Senior Assistant Chief Accountant